HEALTHCARE REALTY
3310 West End Avenue, Suite 700
Nashville, Tennessee 37203
P 615.269.8175 F 615.269.8461
www.healthcarerealty.com
June 30, 2021
Ms. Jennifer Monick
Mr. Frank Knapp
Office of Real Estate and Construction
Division of Corporation Finance
United States Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549-3561
VIA: EDGAR
RE:     Healthcare Realty Trust Incorporated
    Form 10-K for the fiscal year ended December 31, 2020
    Filed February 10, 2021
    File No. 001-11852
Dear Ms. Monick and Mr. Knapp:
This letter is offered in response to the letter, dated June 21, 2021, from the staff of the Division of Corporation Finance (the “Staff”) to Healthcare Realty Trust Incorporated (the “Company”) regarding the above referenced filing.
The Company’s responses to the Staff’s comments follow:
FORM 8-K FILED MAY 5, 2021
Exhibits
Comment No. 1: "We note your disclosure of the value of your real estate properties in Exhibit 99.1. Please tell us what consideration you gave to disclosing the valuation methodologies used, to disclosing significant assumptions and inputs that were used in your valuation, and to providing a sensitivity analysis for such assumptions and inputs."
Response:
We assume that the comment refers to the sentence in the last paragraph of our earnings press release that reads "As of March 31, 2021, the Company owned 228 real estate properties in 24 states totaling 16.5 million square feet and was valued at approximately $5.9 billion." The phrase "was valued" represented the Company's value and not the value of the real estate properties. The valuation of $5.9 billion refers to the Company's enterprise value, which is calculated as equity market capitalization plus the principal amount of outstanding debt on the Company's condensed consolidated balance sheet, as of such date. The inputs used in this calculation are derived from the Company's financial statements and the market value of the Company's stock as reported on the New York Stock Exchange. We will clarify the valuation methodology in future filings.
Should you wish to further discuss your comments and our responses thereto, please feel free to call me at (615) 269-8175.

Sincerely,
/s/ J. Christopher Douglas
J. Christopher Douglas
Executive Vice President and Chief Financial Officer

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